Listed on the Toronto Stock Exchange:CBD

Cumberland Resources Ltd.

#950 – 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

News Release 03-01

January 29, 2003

Cumberland Plans Aggressive Field Program at Meadowbank

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to announce initial plans for an aggressive 2003 field program on the 100% owned Meadowbank gold project, located 70 kilometres north of Baker Lake, Nunavut.  The program, including two phases of diamond drilling totaling approximately 14,000 metres, is designed to satisfy feasibility study and mine permitting requirements and test a multitude of additional exploration prospects.  The 2003 field activities are expected to begin in early April and continue for approximately six months.

“Continued resource growth through exploration remains a key focus for Meadowbank in 2003. We had a very successful field season last year and we are excited to maintain the momentum in the coming year,” remarked Kerry Curtis, Interim President and CEO.  “The Meadowbank project advanced to the feasibility study stage in October 2002 and should benefit from the enhanced resource definition and additional gold deposits outlined in the 2002 program.”

A preliminary assessment* completed in January 2002 indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce over an eight year mine life, with 85% of gold production from open pit mine designs.

Initial 2003 Drill Targets at Meadowbank

The PDF deposit is a new discovery resulting from the Company’s 2002 field program. The deposit remains open for resource expansion in several directions and will be a key focus for exploration in 2003.  The discovery of the deposit indicates a potential repetition of the gold-bearing stratigraphy hosting the other five gold deposits at Meadowbank.  This is a portion of the property initially thought to have limited potential.  Discovery of the PDF deposit in 2002 will now focus the Company’s attention on this large, unexplored area of the project.

The Vault deposit, a key contributor to the success of the Meadowbank preliminary project economics, will also receive additional exploration.  In 2002, exposures containing similar mineralization were identified some 300 metres northeast of the deposit.  Drill testing of this and numerous geochemical targets identified from 2002 overburden drill programs around the Vault deposit is planned for the Phase 1 program.

News Release 03-01

Page Two

Drilling is also proposed on the Wally South prospect, a new target three kilometres northeast of the Vault deposit.  The Wally South prospect is known to host similar geologic formations, alteration and mineralization as the Vault deposit.

The Company is also proposing an extensive program of overburden drilling for 2003.  This program will evaluate a six kilometre long area to the northeast of the Vault deposit.  With several known gold occurrences and limited previous exploration, the program will aid in the delineation further diamond drill targets.

Cumberland is well financed with approximately $19.25 million in its treasury and is positioning itself to become a mid-tier level gold producer by advancing the Meadowbank project to production.  Cumberland holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried).

CUMBERLAND RESOURCES LTD.

__________________________________

“Kerry M. Curtis, B.Sc., P.Geo.”, Interim President and CEO, Senior Vice President

For further information contact:

Kerry Curtis, Interim President and CEO, Senior Vice President

Joyce Musial, Manager Investor Relations

________________________________________________________________________________

*Cautionary Note:  The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.